Exhibit 99.1

I-Mab Announces Accelerated Givastomig Phase 1b Study Progress

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Enrollment completed ahead of schedule in the first dose expansion cohort
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Momentum continues with first patient dosed in the second expansion cohort
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Topline results from the 40-patient dose expansion study expected in 1H 2026
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Phase 1b dose escalation data expected to be presented in 2H 2025

ROCKVILLE, MD, March 7, 2025 (GLOBE NEWSWIRE) – I-Mab (NASDAQ: IMAB) (the “Company”), a U.S.-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer, today announced that enrollment has been completed ahead of schedule in the first dose expansion cohort in the Phase 1b givastomig combination study, with continued momentum in the second dose expansion cohort. The Phase 1b study is evaluating givastomig, a potential best-in-class, Claudin 18.2 (CLDN18.2) x 4-1BB bispecific antibody, targeting CLDN18.2-expressing tumor cells for the treatment of gastric cancer in the first-line (1L) setting. The Phase 1b program includes a dose escalation study (n=17) and a dose expansion study (n=40). Enrollment in the dose escalation study is complete, and topline data are expected in the second half of 2025.

“The Phase 1b clinical program continues to show encouraging early data, with strong recruitment momentum. Enrollment in the first dose expansion cohort was completed months ahead of schedule and we are observing a similar rate of recruitment in the second expansion cohort,” said Phillip Dennis, MD, PhD, Chief Medical Officer of I-Mab. “We hope that the data from these studies will help to establish the optimal dosing regimen and demonstrate givastomig’s potential to provide improved efficacy in the first-line treatment of patients with gastric cancers.”

Sam Klempner, MD, Associate Professor of Medicine, Massachusetts General Hospital commented, “I believe the addition of novel Claudin 18.2-targeted therapies to existing standards has the potential to improve treatment outcomes for patients with gastric and gastroesophageal cancers. Givastomig’s activity across a range of CLDN18.2 expression levels and its overall tolerability in combination with standard chemotherapy and anti-PD-1 checkpoint inhibitors is encouraging and offers hope that we may be able to expand the population of patients benefitting from CLDN18.2-directed approaches. I look forward to ongoing participation in the Phase 1b clinical program and hope results of the study will validate the activity of a CLDN18.2 x 4-1BB bispecific strategy in gastroesophageal cancers.”

The Phase 1b program is designed to evaluate givastomig’s safety, preliminary efficacy and pharmacokinetics as a potential first-line treatment for gastric cancer in combination with standard of care, nivolumab (an anti-PD-1 checkpoint inhibitor) plus chemotherapy.

About Givastomig

Givastomig (TJ033721 / ABL111) is a bispecific antibody targeting CLDN18.2-positive tumor cells. It conditionally activates T cells through the 4-1BB signaling pathway in the tumor microenvironment where CLDN18.2 is expressed. Givastomig is being developed for first-line metastatic gastric cancers, with additional potential in other solid tumors. In a Phase 1 monotherapy study, reported at the European Society for Medical Oncology in September 2024 (ESMO 2024), givastomig was observed to maintain a strong tumor-binding property and anti-tumor activity, attributable to a potential synergistic effect of proximal interaction with CLDN18.2 and 4-1BB, while minimizing toxicities commonly seen with other 4-1BB agents.

This program is being jointly developed through a global partnership with ABL Bio, in which I-Mab is the lead party and shares worldwide rights, excluding Greater China and South Korea, equally with ABL Bio.

About I-Mab

I-Mab (NASDAQ: IMAB) is a US-based, global biotech company, focused on the development of precision immuno-oncology agents for the treatment of cancer. I-Mab has established operations in Rockville, Maryland, and Short Hills, New Jersey. For more information, please visit https://www.i-mabbiopharma.com and follow us on LinkedIn and X.

I-Mab Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “believes”, “designed to”, “anticipates”, “future”, “intends”, “plans”, “potential”, “estimates”, “confident”, and similar terms or the negative thereof. I-Mab may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about I-Mab’s beliefs and expectations, are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding: the Company’s pipeline and clinical development of I-Mab’s drug candidates, including givastomig, the projected advancement of the Company’s portfolio and anticipated milestones and related timing, the potential benefits of givastomig, and the availability of data and information from ongoing studies and trials. Forward-looking statements involve inherent risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to the following: I-Mab’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may or may not support further development or New Drug Application/Biologics License Application (NDA/BLA) approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of I-Mab’s drug candidates; I-Mab’s ability to achieve commercial success for its drug candidates, if approved; I-Mab’s ability to obtain and maintain protection of intellectual property for its technology and drugs; I-Mab’s reliance on third parties to conduct drug development, manufacturing and other services; and I-Mab’s limited operating history and I-Mab’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates, as well as those risks more fully discussed in the “Risk Factors” section in I-Mab’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in I-Mab’s subsequent filings with the SEC. All forward-looking statements are based on information currently available to I-Mab. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law.

I-Mab Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

IR@imabbio.com